SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 8, 2023 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires, Argentina – November 8, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ:CRESY, ByMA:CRES), leading Latinamerican agricultural company, informs that today, its Board of Directors has resolved to extend the term of the shares repurchase program for the acquisition of own shares approved on November 11, 2022, for an additional period of 180 days, until May 2024, maintaining the other terms and conditions duly informed. The program was already extended for a 180 days period by the Board of Directors on May 10, 2023, expiring on November 8, 2023.

The company reminds that the amount of the program approved is for up to ARS 4,000 million and that as of today, the Company has repurchased approximately 78.51% of it.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

November 8, 2023